Exhibit 99.1

Jeffs’ Brands and Impact Acquisitions Receive Approval from TSX Venture Exchange for Fort Products’ Merger at a Valuation of up to Approximately $15 Million

Tel Aviv, Israel, June 20, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that the TSX Venture Exchange (“TSXV”) has approved the previously announced acquisition (the “Proposed Transaction”) by Impact Acquisitions Corp. (TSXV: IMPC.P) (“Impact”), of 100% of the equity interests of Fort Products Limited (“Fort”), a wholly-owned U.K.-based subsidiary of Jeffs’ Brands, in exchange for an initial 75.02%, and up to an 83.29% contingent upon meeting predetermined milestones. Upon completion of the Proposed Transaction, Impact will issue 100,000,000 common shares to the Company at a deemed price per share of CAD $0.171246 for deemed aggregate consideration of approximately CAD$17.1 million (approximately US$12.5 million). Based an independent valuation report by Evans & Evans dated April 14, 2025, with respect to the fair market value of Fort as of January 31, 2025 (the “Valuation Report”), the fair market of Fort ranges between CAD$16.86 million to CAD$20.59 million (approximately US$12.5-$15 million), on a controlling, marketable basis, subject to the assumptions and qualifications specified therein.

Impact has publicly filed a filing statement in respect of the Proposed Transaction dated June 19, 2025, with the TSVX, which is available on Impact’s SEDAR+ profile at www.sedarplus.ca (the “Filing Statement”). For further information on the Proposed Transaction, please refer to the Filing Statement. Jeffs’ Brands has also publicly filed with the Securities and Exchange Commission (“SEC”) a Report of Foreign Issuer on Form 6-K in respect of the Proposed Transaction dated February 11, 2025, which is available on the SEC’s EDGAR system at www.sec.gov (the “Form 6-K”).

Upon completion of the Proposed Transaction, Impact is anticipated to be listed as Tier 2 technology issuer on the TSXV. Upon completion of the Proposed Transaction, Impact will have approximately 133,300,000 common shares issued and outstanding on a non-diluted basis, of which 100,000,000 Impact Shares will be held by the Company, representing an ownership interest of approximately 75.02% of the total issued and outstanding. Jeffs’ Brands will also be entitled to receive up to an additional 66,000,000 common shares, contingent upon the achievement of certain pre-determined milestones, which would result in Jeffs’ Brands holding approximately 83.29% of the total issued and outstanding common shares on a non-diluted basis.

In addition, upon the closing of the Proposed Transaction, Impact intends to issue equity interests to certain finders (the “Finders”) as compensation for providing advisory services in connection with the Proposed Transaction. Mr. Viki Hakmon, the Company’s chief executive officer and director, may be deemed to have a personal interest in the Proposed Transaction, by virtue of being a relative of one the controlling shareholders of the Finders, and as such the Proposed Transaction was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

The Proposed Transaction is expected to leverage Fort’s innovative e-commerce platform, specializing in high-margin products sold on the Amazon Marketplace, to drive significant growth in global online retail markets.

Subject to the satisfaction or waiver of all of the conditions precedent to the Proposed Transaction, Impact and Jeffs’ Brands anticipate that the Proposed Transaction will be completed by July 7, 2025. Completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, due diligence and corporate and regulatory approvals and there can be no assurance that the Proposed Transaction will be completed as proposed or at all.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

About Fort Products

Fort Products is an established U.K.-based manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. Fort Products’ experience commenced since its establishment in 2005 within the pest control industry and it prides itself on the technical knowledge received in nearly 20 years.

About Impact

Impact is a capital cool company (“CPC”) within the meaning of the policies of the TSXV. Impact was created to identify and evaluate potential acquisitions of commercially viable businesses and assets that have the potential to generate profits and add shareholder value. Except as specifically contemplated in the CPC policy of the Exchange, until the completion of the Proposed Transaction or other “Qualifying Transaction” as defined in the policies of the Exchange, Impact will not carry on business other than identification and evaluation of companies, businesses or assets with a view to completing a proposed qualifying transaction.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the Proposed Transaction and the timing of its completion, the received valuations, projected ownership percentages, the satisfaction of the conditions necessary for the completion of the Proposed Transaction and the expectation that the Proposed Transaction will leverage Fort’s innovative e-commerce platform to drive significant growth in global online retail markets. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025 and our other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

michal@efraty.com